UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election, pursuant to the provisions of section 54(c) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of withdrawal of election, submits the following information:

Name:	Franklin BSP Lending Corporation

Address of Principal Business Office:	9 West 57th Street, Suite 4920 New York, NY 10019

Telephone Number (including area code):	(212) 588-6770

File Number under the Securities Exchange Act of 1934:	814-00821

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On January 24, 2024, pursuant to the Agreement and Plan of Merger, dated as of October 2, 2023, by and among Franklin BSP Lending Corporation (the “Company”) and Franklin BSP Capital Corporation (“FBCC”), the Company merged with and into FBCC, with FBCC as the surviving corporation, at which time the separate corporate existence of the Company ended. FBCC is a Delaware corporation and has elected to be regulated as a business development company under section 54(a) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, FBCC, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York and state of New York on the 24th day of January, 2024.

Franklin BSP Capital Corporation,
as successor by merger to Franklin BSP Lending Corporation

By:	/s/ Richard J. Byrne
Name:	Richard J. Byrne
Title:	Chief Executive Officer, President, and Chairman of the Board of Directors

Attest:	/s/ Nina K. Baryski
Nina K. Baryski
Chief Financial Officer and Treasurer

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